December 16, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Sunrise Telecom Incorporated (“Company”)
Request for extension of time to respond to comment letter
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 0-30757

Dear Mr. Spirgel:

We have received your letter, dated November 26, 2008, conveying comments of the staff of the Securities and Exchange Commission regarding the above-referenced filing. Please be advised that the Company is unable to respond to the comments within the requested 10 business days, and appreciates your extension of an additional 10 business days to respond to the comment letter. We expect to provide our responses to your comments on or before December 30, 2008.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 360-1944.

Sincerely,

/s/ KIRK O. WILLIAMS
Kirk O. Williams
Chief Legal and Compliance Officer